Exhibit 99.1

PENGROWTH ENERGY CORPORATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JUNE 26, 2018

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting

1.  The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.

	Outcome of Vote PASSED 354,469,877 (96.48%) For 12,929,416 (3.52%) Withheld

2. The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

	Votes For		Votes Withheld
Wayne K. Foo	252,533,843	(95.65%)	11,476,527	(4.35%)
Kelvin B. Johnston	252,162,193	(95.51%)	11,848,177	(4.49%)
James D. McFarland	252,470,544	(95.63%)	11,539,826	(4.37%)
A. Terence Poole	253,088,656	(95.86%)	10,921,714	(4.14%)
Peter D. Sametz	253,293,996	(95.94%)	10,716,374	(4.06%)
D. Michael G. Stewart	243,137,973	(92.09%)	20,872,397	(7.91%)

3. The approval of a resolution to accept the Corporation’s approach to executive compensation (“Say on Pay”).	PASSED 225,805,450 (85.53%) For 38,203,748 (14.47%) Against

4. The approval of an ordinary resolution approving the adoption of a stock option plan for the Corporation.	PASSED 224,994,409 (85.22%) For 39,015,300 (14.78%) Against